SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 6, 2007
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis concerned Indian court ruling will discourage investments in innovation needed to bring better medicines to patients

•                  Court dismisses Novartis petition challenging constitutionality of Section 3(d); defers to World Trade Organization (WTO) to resolve question on TRIPS compliance

•                  WTO recently urged India to improve its intellectual property system during Trade Policy Review

•                  Glivec patent appeal not decided; Intellectual Property Appellate Board (IPAB) review continues as separate proceeding

Mumbai, India, August 6, 2007 — A decision issued today in an Indian court will have long-term negative consequences for research and development into better medicines for patients in India and abroad.

The High Court in Chennai dismissed the writ petition challenging the constitutionality of Section 3(d), and deferred to the World Trade Organization (WTO) forum to resolve the TRIPS compliance question. The full text of the Court’s decision is not yet issued.

“We disagree with this ruling, however we likely will not appeal to the Supreme Court. We await the full decision to better understand the Court’s position,” said Ranjit Shahani, Vice-Chairman and Managing Director, Novartis India Limited. “Our actions advanced this essential debate in India; now local and international leaders in both industry and academia recognize the inadequacies of Section 3(d) and are raising serious concerns about the deficiencies of the Indian patent system.”

Novartis brought this case forward because it firmly believes this was the right thing to do for patients. Effective patent systems ensure incentives are in place that stimulate long-term research and development efforts critical for medical progress.

“It is clear there are inadequacies in Indian patent law that will have negative consequences for patients and public health in India,” said Paul Herrling, Ph.D., Head of Corporate Research at Novartis. “Medical progress occurs through incremental innovation. If Indian patent law does not recognize these important advances, patients will be denied new and better medicines.”

WTO recently urged India to improve its intellectual property system
Unlike other WTO member countries, India has a unique provision in its patent law, Section 3(d). This provision excludes important developments in the form of incremental innovation, and ignores the importance of side effects, ultimately denying patients in India new and better medicines.

During the India Trade Policy Review in late May 2007, the WTO urged India to strengthen its intellectual property rights system. It commended India for taking steps to align its national standards with international requirements but added that “effective implementation of IPR-related legislation would be in the interest of India itself.”

Novartis originally filed the appeal in India because the Indian patent office rejected the Glivec patent application. “Because the patent rejection was based on Section 3(d), we challenged this specific provision in India,” said Shahani. “We had hoped to resolve this question on Section 3(d) locally in order to receive a patent for Glivec.”

Glivec patent appeal not yet decided
Still at issue is why a patent for Glivec — granted in nearly 40 countries, including Russia, Taiwan and China — was denied in India in 2006. The Glivec patent appeal will be decided separately by the newly-operational Intellectual Property Appellate Board (IPAB).

At present, Novartis is petitioning the High Court for a new technical member because the current technical member is the former Controller General of the Indian Patent Office, responsible for the original rejection of the Glivec patent.

“We expect the appellate board to conduct an independent and impartial review of our appeal and ensure transparency of the decision-making process,” said Shahani.

Novartis cares about patients and access to medicine
Through the Glivec International Patient Assistance Program (GIPAP), Novartis provides Glivec free of charge to 99% of patients in India prescribed the medicine for as long as they need it.

The Glivec patent case has generated much debate on global access to medicine. “Some groups have speculated that changing India’s patent law will impact access to medicine. However, eliminating Section 3(d) will not hinder the supply of medicines from India to poor countries given the safeguards in international agreements,” said Herrling. “In addition, medicines are made available through tiered pricing solutions, public-private partnerships, shared contribution models and donation programs.”

Improving access to medicine is an integral component of the Novartis business strategy and global social responsibility commitment. The Group’s access-to-medicine projects reached over 33 million patients worldwide in 2006, with contributions totaling USD 755 million.

Further information on Glivec India case and patient testimonials
For more information about the Glivec India case, including testimonials from Glivec patients in India, please visit www.novartis.com.

About TRIPS
The WTO Agreement on TRIPS outlines minimum standards for intellectual property rights, requires member countries to create mechanisms to safeguard intellectual property, and provides flexibility for governments to regulate intellectual property rights in the way that best serves society. For pharmaceutical patents, the flexibilities have been clarified and enhanced by the 2001 Doha Declaration and the 2003 decision on TRIPS and Public Health, which enabled countries that cannot make medicines themselves to import pharmaceuticals made under compulsory license.

About Novartis
Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ more than 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

Svetlana Pinto
Novartis India Media Relations
+91 22 2495 1074 (direct)
svetlana.pinto@novartis.com

Carrie Scott
Novartis Global Media Relations
+41 61 324 3435 (direct)
carrie.scott@novartis.com

e-mail: media.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 6, 2007	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting